UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SOCIETAL CDMO, INC.

(Name of Subject Company (Issuer))

CANE MERGER SUB, INC.

a wholly-owned subsidiary of

CORERX, INC.

(Names of Filing Persons (Offerors))

Common stock, $0.01 par value per share

(Title of Class of Securities)

75629F109

(CUSIP Number of Class of Securities)

Ajay Damani

Chief Executive Officer

14205 Myerlake Circle

Clearwater, Florida 33760

Telephone: (727) 259-6950

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gerald F. Roach

Byron B. Kirkland

Heyward D. Armstrong

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27609

Telephone: (919) 821-6668

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note:

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) previously filed by CoreRx, Inc., a Florida corporation (“Parent”), and Cane Merger Sub, Inc. (“Purchaser”), a Pennsylvania corporation and wholly owned subsidiary of Parent, with the Securities and Exchange Commission (the “SEC”) on March 11, 2024, relating to the tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation, at a purchase price of $1.10 per Share in cash, without interest, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). This Amendment No. 1 amends and supplements the Schedule TO to add an exhibit.

Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(F)	Form of Notice to Holders of Pre-Funded Warrants Regarding Warrant Cancellation Agreements

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024	CANE MERGER SUB, INC.

/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	President

CORERX, INC.

/s/ Ajay Damani
	Name:	Ajay Damani
	Title:	Chief Executive Officer

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